

# Rule 10b5-1 Trading Plan

This Trading Plan (the "Trading Plan") is entered into on December 9, 2025 ("Purchaser's Adoption Date") between **Raymar Investments S.A.** ("Purchaser") and UBS Financial Services Inc. ("UBSFS") for the purpose of purchasing common units of ("Stock") of **Navios Maritime Partners L.P.** ("Issuer"), **NMM** (Ticker), listed in Exhibit A, in accordance with Rule 10b5-1(c)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Purchaser and UBSFS agree as follows:

1.   *Specific Plan of Purchase*. UBSFS, acting as agent, agrees to effect purchases of Stock on behalf of Purchaser in accordance with the specific instructions set forth in Exhibit A (the "Trading Instructions"). UBSFS's obligations under this Trading Plan will not take effect until UBSFS approves and accepts this Trading Plan. UBSFS agrees that it shall use good faith efforts to effect all purchases of Stock pursuant to this Trading Plan in accordance with the timing, price and volume restrictions in sections (b)(2)-(4) of Rule 10b-18 ("Rule 10b-18") under the Exchange Act. UBSFS acknowledges that (i) the Purchaser is an "affiliated purchaser" of the Issuer as defined in Rule 10b-18, (ii) the Issuer has also entered into a Rule 10b5-1 Trading Plan, and (iii) Purchaser has designed the instructions set forth in Exhibit A with the intent of reasonably ensuring that purchases under this Trading Plan and the Issuer's Trading Plan are made in accordance with Rule 10b-18.

2.   *Fees/Commissions*. Purchaser shall pay UBSFS **$___** per share of Stock purchased with such amounts to be paid to UBSFS with the Purchase Amount (as defined in section 4(b) under this Trading Plan. This Trading Plan and any commissions paid hereunder are separate from other services or products UBSFS may provide to Purchaser now or in the future. The commissions are not subject to reduction, waiver or reversal on account of, or in relation to other products or services received or accounts opened by Purchaser at UBSFS.

3.   *Purchaser's Representations and Warranties*. As of the date hereof, Purchaser represents and warrants that:

   (a)   Purchaser is not aware of any material nonpublic information concerning Issuer or any securities of Issuer;

   (b)   Purchaser (i) is entering into this Trading Plan in good faith and not as part of a plan or scheme to evade securities laws, including but not limited to, the prohibitions of Rule 10b-5; and (ii) will continue to act in good faith with respect to the Trading Plan, throughout its duration, including, but not limited to, with respect to any suspension of sales or termination of this Trading Plan in accordance with paragraphs 5(a), 5(b), or 6(b) below;

   (c)   Purchaser has informed Issuer of this Trading Plan, has furnished Issuer with a copy of this Trading Plan and has determined that this Trading Plan is consistent with the Issuer's insider trading policy;

   (d)   Purchaser has disclosed to UBSFS any agreements that Purchaser is currently party to, or within the past 60 days, has been party to, with another broker, dealer or financial institution (each, a "Financial Institution") entered into for the purpose of establishing a trading plan that complies with Rule 10b5-1. During the term of this Trading Plan, Purchaser agrees to disclose to UBSFS any agreements that Purchaser becomes party to with another Financial Institution entered into for the purpose of establishing a trading plan that complies with Rule 10b5-1;

   (e)   Purchaser is not, and will not be during the term of the Trading Plan, subject to any legal, regulatory or contractual restriction or undertaking that would prevent UBSFS from conducting purchases in accordance with this Trading Plan;

   (f)   Purchaser has had an opportunity to consult with Purchaser's own advisors as to the legal, tax, financial and other aspects of this Trading Plan, including this Trading Plan's compliance with Rule 10b5-1 and applicable state law. Purchaser has not received or relied on any representations from UBSFS concerning this Trading Plan's compliance with Rule 10b5-1.

   (g)   Purchaser is (i) an officer of the Issuer (as defined under Rule 16a-1(f) of the Securities Exchange Act of 1934 (the "Exchange Act")) ("Officer); and (ii) a director of the Issuer (as defined in Section 3(a)(7) of the Exchange Act) ("Director"); and

(h)     to the best of Purchaser's knowledge, as of Purchaser's Adoption Date, there is no blackout period (as defined in 17 C.F.R. Section 245.100(b)) in effect for Issuer.

4.      *Agreements by Purchaser*. Purchaser acknowledges and agrees to the following provisions:

(a)     *Brokerage Account*. Purchaser shall open a sole-purpose UBSFS brokerage account in the name of and for the benefit of Purchaser and shall be subject to the brokerage account agreements governing such account (the "Plan Account"), prior to the acceptance and approval of this Trading Plan by UBSFS 10b5-1 Group.

(b)     *Delivery of Purchase Price and Fees.* Purchaser agrees to deliver funds in an amount necessary to cover the purchase price and related fees (the "Purchase Amount") within one standard settlement cycle after the purchase.

(c)     *Hedging Transactions.* While this Trading Plan is in effect, Purchaser shall comply with the prohibition set forth in Rule 10b5 -1(c)(1)(i)(C) against entering into or altering a corresponding or hedging transaction or position with respect to the Stock.

(d)     *Multiple Trading Plans.* While this Trading Plan is in effect, Purchaser shall comply with the restriction set forth in Rule 10b5 -1(c)(1)(ii)(D) on having or entering into another contract, instruction or plan that complies with Rule 10b5 -1(c)(1) for purchases or sales of Issuer's securities on the open market.

(e)     *Plans Designed to Cover a Single Trade:* While this Trading Plan is in effect, Purchaser shall comply with the restriction set forth in Rule 10b5 -1(c)(1)(ii)(E) on adopting, during any consecutive 12-month period, more than one contract, instruction, or plan that: (i) is designed to effect the open market purchase or sale of all securities covered by the contract, instruction, or plan, in a single transaction; and (ii) that would otherwise comply with Rule 10b5-1(c)(1).

(f)     *Notice to UBSFS*. Purchaser shall notify UBSFS to terminate or suspend purchases, as appropriate, as soon as practicable upon the occurrence of any of the events contemplated in paragraph 5(a) or (b), or paragraph 6 (c).

(g)     *Communications*. Purchaser shall not, directly or indirectly, communicate any material nonpublic information relating to the Stock or Issuer to any employee of the UBSFS 10b5-1 Group or any UBSFS Financial Advisor.

(h)     *Compliance with Applicable Laws and Required Exchange Act Filings*. Purchaser shall comply with all applicable laws, rules and regulations, and Purchaser shall make all filings required under Section 13 of the Exchange Act in a timely manner.

(i)     *No Influence*. Purchaser does not have, and shall not attempt to exercise, any influence over how, when or whether to effect purchases of Stock pursuant to this Trading Plan.

(j)     *Execution, Average Pricing and Pro Rata Allocation of Purchases*. UBSFS may purchase Stock on any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise. UBSFS or one of its affiliates may make a market in the Stock and may act as principal in executing purchases under the Trading Plan. To the extent that UBSFS administers other trading plans relating to Issuer's securities, UBSFS may aggregate orders for Purchaser with orders under other purchasers' trading plans for execution in a block and allocate each execution on a pro rata basis to each purchaser. In the event of partial execution of block orders, UBSFS shall allocate all Stock actually bought on a particular day pursuant to all Rule 10b5-1 trading plans concerning Issuer's securities that UBSFS manages pro rata based on the ratio of (x) the number of shares to be bought pursuant to the order instructions of each Trading Plan to (y) the total number of shares to be bought under all Trading Plans having the same type of order instructions.

(k)     *Exclusivity*. Until this Trading Plan has been terminated, Purchaser shall not enter into any agreement with, give any instructions to, or adopt a plan for trading with another Financial

Institution with respect to purchase or sale of the Stock that is referenced in Exhibit A of the plan, for the purpose of establishing a trading plan that complies with Rule 10b5-1.

(l) *Acknowledgment of Relief from Obligation to Effect Purchases*. UBSFS shall be relieved of its obligation to purchase Stock as otherwise required by paragraph 1 above at any time when:

(i) UBSFS has determined that (A) it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or its affiliates or to Purchaser or Purchaser's affiliates; or (B) a material adverse change in the financial markets, in the market activity in the Stock or in the internal systems of UBSFS or one of its affiliates, an outbreak or escalation of hostilities or other crisis or calamity has occurred (in each case, the effect of which is such as to make it, in the sole judgment of UBSFS, impracticable for UBSFS to purchase Stock); or (C) a trading suspension with respect to the Stock by the Securities and Exchange Commission or the primary listed exchange or a delisting of the Stock or a banking moratorium has occurred; if UBSFS cannot effect a purchase for any of such reasons, UBSFS shall effect such purchase as promptly as practical after the cessation or termination of such cause, subject to the restrictions set forth in paragraph 1 of Exhibit A;

(ii) This Trading Plan is suspended in accordance with paragraph 5 below;

(iii) This Trading Plan is terminated in accordance with paragraph 6 below.

(m) 10b-18: Purchaser agrees not to take any action that could jeopardize the availability of Rule 10b-18 for the purchases pursuant to this Trading Plan and the Issuer's Trading Plan. In the event Purchaser notifies UBSFS of the intention on the part of Issuer to purchase Stock on any day if such purchase is to be effected otherwise than through UBSFS, UBSFS shall refrain from purchasing Stock pursuant to this Trading Plan on such day. Purchaser shall be solely responsible for any purchases made by UBSFS on Purchaser's behalf prior to UBSFS's receipt of such notification

5. *Suspension*. Purchases under this Trading Plan shall be suspended as follows:

(a) Promptly after the date on which UBSFS receives notice from Purchaser or Issuer of legal, contractual or regulatory restrictions applicable to Purchaser or Purchaser's affiliates that would prevent UBSFS from purchasing Stock under this Trading Plan (such notice merely stating that there is a restriction applicable to Purchaser without specifying the reasons for the restriction), including a restriction based on Purchaser's awareness of material nonpublic information in connection with a tender offer for Issuer's securities (transactions on the basis of which Rule 14e-3 of the Exchange Act could be violated). The Purchaser or the Issuer will notify UBSFS in writing of its intention and specify the beginning date and the ending date, to the extent that it's known, of the suspension or temporary withdrawal period. The notice shall be provided no less than two (2) business days prior to beginning or end of suspension date.

(b) In the event of a Qualifying Securities Offering, promptly after the date on which UBSFS receives notice from Issuer or Purchaser of the Suspension Date until UBSFS receives notice from Issuer or Purchaser of the Resumption Date; *provided*, *however*, that (i) Purchaser certifies that Purchaser has no control over the Suspension Date or the Resumption Date, and (ii) if Purchaser is unable to make such certification then this paragraph shall result in a termination of the Trading Plan, rather than suspension.

"Qualifying Securities Offering" means any offering of securities of Issuer for cash in which the lead underwriter, lead manager, initial purchaser, placement agent or other entity performing a similar function (each, an "Underwriter") requires Purchaser to agree to restrict Purchaser's ability to effect Purchases pursuant to this Trading Plan.

"Suspension Date" means the date on which a preliminary prospectus, offering memorandum, offering circular or other disclosure document (each, a "Preliminary Offering Document") is first used to market securities of Issuer by the Underwriter, or if a Preliminary Offering Document is not used, the date on which the underwriting agreement, purchase agreement, placement agent agreement or similar agreement (each, an "Underwriting Agreement") is entered into by the Underwriter and Issuer.

"Resumption Date" means the day immediately following the expiration of the time period during which Purchaser was restricted from effecting Purchases pursuant to this Trading Plan in accordance with the Underwriting Agreement.

(c)    In the event that the UBSFS 10b5-1 Group becomes aware of material nonpublic information concerning Issuer or the Stock, UBSFS may be required by applicable law or, in its sole discretion, find it advisable, to suspend purchases under this Trading Plan. In such case, UBSFS shall promptly notify Purchaser of the suspension of purchases under this Plan.

6.    *Termination*. This will terminate on the earliest to occur of the following:

(a)    At the close of trading on **December 30, 2027**;

(b)    promptly after the date on which UBSFS receives notice from Purchaser of the termination of this Trading Plan, in which case, Purchaser agrees to notify the Issuer promptly of such termination;

(c)    upon the reasonable determination by UBSFS, or promptly after the reasonable determination by Purchaser and notice to UBSFS, that this Trading Plan does not comply with Rule 10b5-1;

(d)    promptly after the date UBSFS is notified of the dissolution, bankruptcy, or insolvency of Purchaser;

(e)    two business days following the failure of Purchaser to deliver the Purchase Price pursuant to paragraph 4(b);

(f)    the date that the aggregate principal amount of Stock purchased pursuant to this Trading Plan reaches **$30,000,000**.

7.    *Confidentiality*. UBSFS will maintain the confidentiality of this Plan and will not disclose the specific terms of this Plan to any person or entity, except: (i) to those persons who reasonably need to know the information in the execution and administration of the Trading Plan; (ii) to respond to any inquiry from the Securities and Exchange Commission, FINRA, NYSE or any other self-regulatory organization, any State securities regulator, or any other governmental authority regarding the Trading Plan, (iii) to any other person or entity to the extent such disclosure is required by law or by a subpoena issued by a court of competent jurisdiction.

8.    *Indemnification; Limitation of Liability*.

(a)    *Indemnification*.

(i)    Purchaser agrees to indemnify and hold harmless UBSFS and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) (collectively, "Losses") arising out of or attributable to (A) UBSFS Inc.'s actions taken or not taken in compliance with this Trading Plan, (B) any breach by Purchaser of this Trading Plan (including Purchaser's representations and warranties hereunder), or (C) any violation by Purchaser of applicable laws or regulations. This indemnification shall survive termination of this Trading Plan.

(ii)    UBSFS agrees to indemnify and hold harmless Purchaser from and against all Losses arising out of or attributable to the bad faith, gross negligence or willful misconduct of UBSFS in connection with this Trading Plan.

(b)    *Limitation of Liability*.

(i)    Notwithstanding any other provision hereof, UBSFS shall not be liable to Purchaser, and Purchaser shall not be liable to UBSFS, for: (A) special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen; or (B) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including, but not limited to, failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as "acts of God".

(ii)     Notwithstanding any other provision hereof, UBSFS shall not be liable to Purchaser for (A) the exercise of discretionary authority or discretionary control under this Trading Plan, if any, or (B) any failure to effect a purchase required by paragraph 1, except for failures to effect purchases as a result of the bad faith, gross negligence or willful misconduct of UBSFS.

9.     *Agreement to Arbitrate.* Any dispute between Purchaser and UBSFS arising out of, relating to or in connection with this Trading Plan or any transaction relating to this Trading Plan shall be determined only by arbitration as provided in Purchaser's UBSFS brokerage account agreement.

10.     *Notices.*

(a)     All notices to UBSFS under this Trading Plan shall be provided in writing to the **10b5-1 Group** of UBSFS via a scanned copy to *******. .

(b)     All notices to Purchaser under this Trading Plan shall be provided by mail to the address below:


**143-145 Notara Street**
**Piraeus 185 36, Greece**


(c)     UBSFS will provide notification of all purchases of Stock under this Trading Plan to Purchaser and to Issuer by e-mail at the below addresses by 6 p.m. (ET) on the date of execution on a best efforts basis, with a final report by 12 p.m. (ET) on the following business day. Purchaser and Issuer agree to notify UBSFS in writing of any changes to the contact information provided.


*******


11.     *Amendments and Modifications.* This Trading Plan and the Exhibits hereto may be amended by Purchaser only upon the written consent of UBSFS and receipt by UBSFS of the following documents, each dated as of the date of such amendment:

(a)     a certificate signed by Purchaser, certifying that the representations and warranties of Purchaser contained in this Trading Plan are true at and as of the date of such certificate as if made at and as of such date; and

(b)     an issuer certificate completed by Issuer substantially in the form of Exhibit B.

Purchaser understands that, to the extent the amendment modifies the number, size, price, and timing of orders under this Trading Plan, such amendment shall be deemed to constitute the termination of this Trading Plan and the creation of a new trading plan for purposes of Rule 10b5-1. Trading under the amended Trading Plan cannot commence until expiration of the applicable cooling-off period set forth in Rule 10b5-1(c)(1)(i)(B).

12.     *Inconsistency with Law.* If any provision of this Trading Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this Trading Plan will continue and remain in full force and effect.

13.     *Governing Law.* This Trading Plan shall be governed by and construed in accordance with the internal laws of the State of New York.

14.     *Entire Agreement.* This Trading Plan, including Exhibits and the brokerage account agreement referred to herein, constitutes the entire agreement between the parties with respect to this Trading Plan and supersedes any prior agreements or understandings with regard to this Trading Plan.

15. *Counterparts*. Trading Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument; *provided, however* that (i) Purchaser's Adoption Date is the same date that Purchaser signed this Trading Plan and its Exhibits, , (ii) the Issuer's Certification Date, as defined in Exhibit B, may not be earlier than the Purchaser's Adoption Date, and (iii) UBSFS will not approve and accept this Trading Plan on any date that is prior to the Purchaser's Adoption Date or the Issuer's Certification Date.

PURCHASER REPRESENTS AND WARRANTS THAT THEY WILL RETAIN A COPY OF THIS TRADING PLAN AFTER EXECUTING/DATING IT BELOW.

NOTICE: THIS AGREEMENT CONTAINS A PREDISPUTE ARBITRATION CLAUSE IN PARAGRAPH 9.

IN WITNESS WHEREOF, the undersigned have signed this Trading Plan as of the date specified below.

**RAYMAR INVESTMENTS S.A.**

| | |
|---|---|
| /s/ Angeliki Frangou | 12/09/2025 |
| Name: Angeliki Frangou | Date |
| Title: Attorney-in-Fact | |

**NOTICE: Signature date above must be the same as Purchaser's Adoption Date as defined in the opening section of this Trading Plan.**

ACCEPTED BY: **UBS FINANCIAL SERVICES INC.**

| | |
|---|---|
| By:  /s/ Denis Murphy | 12-09-2025 |
| Name: Denis Murphy | Date |
| Title: Director | |

| | |
|---|---|
| By:  /s/ Christopher Deluca | 12-09-2025 |
| Name: Christopher Deluca | Date |
| Title: Director | |